Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

ANNOUNCEMENT

PROPOSED ACQUISITION AND CONSTRUCTION OF PROPERTIES

Highlights

•	The Transaction: The Guangdong Branch (the “Guangdong Branch”) of China Life Insurance Company Limited (the “Company”) and China Guangfa Bank Co., Ltd. (“CGB”) propose to separately acquire and construct properties in Guangzhou by way of “Unified Negotiation and Separate Execution”, and jointly build the “Financial Center of China Life in the South” (the “Transaction”). The investment amount of the Company’s Guangdong Branch is expected to not exceed RMB 3.905 billion (exclusive of value added tax). As at the date of this announcement, no agreement has been signed as to the Transaction.

•	Abstention of Affiliated Persons: The fifteenth meeting of the fifth session of the Board of Directors of the Company reviewed and passed the Proposal on the Company’s Investment in the Transaction. Affiliated director Yang Mingsheng abstained from voting on this proposal.

•	Impact of the Transaction on the Company: This Transaction will help to solve the needs for office and business space of the Company’s Guangdong Branch and Guangzhou Branch, and to ease the pressure of limited business space. When the available space is sufficient to meet our own needs, we may lease the remaining space and the rent can help to achieve financial balance.

•	Risks of the Transaction: The acquisition and construction of properties is subject to the approval or registration of relevant authority, and as such uncertainties exist as to the Transaction.

I.	General Description of the Transaction

On October 26, 2017, the fifteenth meeting of the fifth session of the Board of Directors of the Company reviewed and passed the Proposal on the Company’s Investment in Project NFJR, approving the Guangdong Branch of the Company to cooperate with CGB to separately acquire and construct properties in Guangzhou by way of “Unified Negotiation and Separate Execution”, and jointly build the “Financial Center of China Life in the South”. The investment amount of the Company’s Guangdong Branch is expected to not exceed RMB 3.905 billion (exclusive of value added tax).

Commission File Number 001-31914

In accordance with the relevant provisions of the Rules for the Listing of Stocks of the Shanghai Stock Exchange (the Listing Rules of the Shanghai Stock Exchange), the Guidance on the Implementation of Connected Transactions of Shanghai Stock Exchange Listed Companies and other relevant rules, as Mr. Yang Mingsheng, Chairman of the Board of the Company, serves as the Chairman of the Board of CGB, CGB constitutes a connected person of the Company under the Listing Rules of the Shanghai Stock Exchange. In accordance with the principle of substance over form, this Transaction constitutes a connected transaction of the Company.

As at the date of the announcement of this connected Transaction, the Company did not have a joint investment in a same category that constitutes a connected transaction with CGB or any other connected person in the past 12 months, which accounted for more than 5% of the absolute value of the latest audited net assets of the Company.

The Transactions to be carried out by the Company need not be submitted to the shareholders’ meeting of the Company for consideration. The Transaction does not constitute a major assets reorganization as set forth under the Measures for the Administration of Material Asset Reorganization of Listed Companies

II.	Introduction of the Connected Person

Established in 1988, CGB, formerly known as Guangdong Development Bank, is one of the earliest-incorporated joint-stock commercial banks in China. The registered capital of CGB is RMB 15,402,397,264. Its registered residence is 713 East Dongfeng Road, Yuexiu District, Guangzhou, Guangdong province and its legal representative is Mr. Yang Mingsheng. The main shareholders of CGB are the Company, State Grid Yingda International Holdings Group Limited and CITIC Trust Co., Ltd.

As of December 31, 2016, CGB’s network has expanded to 804 branches within China and the Macao Special Administrative Region, mainly based in developed areas such as the Pearl River Delta, Yangtze River Delta and Circum-Bohai-Sea areas. CGB’s main businesses include corporate financing, retail financing, financial market business, and the fast-developing online financing business.

As of December 31, 2016, the total audited asset of CGB reached approximately RMB 2,047.592 billion, the audited net asset reached approximately RMB 105.974 billion, the audited business income of CGB was approximately RMB 55.318 billion and the audited net business income was approximately RMB 9.504 billion.

III.	Information of the Transaction

1.	Target of the Transaction

The property that the Company’s Guangdong Branch proposes to acquire and construct is located in Guangzhou with total gross floor area of approximately 145,000 square meters.

2.	Price of the Transaction

It is estimated that the investment amount to be paid by the Company’s Guangdong Branch for this Transaction is expected to not exceed RMB 3.905 billion (exclusive of value added tax). The estimated investment amount is based on the pre-assessment by the agents and the reference to the transaction price of similar asset markets and should be considered fair.

3.	Source of the Funds

The funds to be used for this Transaction are self-owned funds of the Company.

Commission File Number 001-31914

IV.	Arrangement of the Transaction

As at the date of this announcement, no agreement has been signed as to the Transaction. The Company will timely fulfill its information disclosure obligations upon signing of any relevant agreements.

V.	Purpose of the Transaction and Its Impact on the Company

This Transaction will help to solve the needs for office and business space of the Company’s Guangdong Branch and Guangzhou Branch, and to ease the pressure of limited business space. When the available space is sufficient to meet our own needs, we may lease the remaining space and the rent can help to achieve financial balance.

VI.	Risks of The Transaction

The acquisition and construction of properties is subject to the approval or registration of relevant authority, and as such uncertainties exist as to the Transaction.

VII.	Procedures of Review

1.    The fifteenth meeting of the fifth session of the Board of Directors reviewed and passed the Proposal on the Company’s Investment in Project NFJR, approving the Guangdong Branch of the Company to cooperate with CGB to separately acquire and construct properties in Guangzhou by way of “Unified Negotiation and Separate Execution”, and jointly build the “Financial Center of China Life in the South”, and also authorizing the Company’s management to carry out the investment. Affiliated director Yang Mingsheng abstained from voting on this proposal. All of the unaffiliated directors voted in favor of this connected Transaction unanimously.

2.    All the independent directors of the Company reviewed documents pertinent to this connected Transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the matter to the Board of Directors for review, and provided the following independent opinion: this connected Transaction is for valuable and good consideration and is in accordance with the principles of equality and willingness; no harm to the interest of the Company or to the rights of the independent shareholders is detected; relevant procedures of this connected Transaction are in conformity with provisions under applicable laws, regulations and the Articles of Association of the Company.

VIII.	Documents Available for Review

1. Resolution	of the fifteenth meeting of the fifth session of the Board of Directors of the Company; and

2.    Prior consenting opinion and independent opinion by independent directors on this connected Transaction.

Board of Directors

China Life Insurance Company Limited

October 26, 2017